JETPACK AVIATION
14218 Aetna Street,
Van Nuys, CA. 91401
(310) 991-5986
www.jetpackaviation.com

RELATED PARTY TRANSACTIONS

We have a license agreement with our wholly owned subsidiary, Jetpack Aviation Limited, a Hong Kong corporation, pursuant to which we license our technology. We have not entered into any other related party transactions. Should we enter into an affiliated transaction in the future, it will be made or entered into on terms that are no less favorable to us than those that can be obtained from any unaffiliated third party.